Filed pursuant to Rule 433
Dated February 12, 2009
Relating to
Registration Statement No. 333-156423

3.25% Notes Due 2011
Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program (Reopening)

Issuer:	Morgan Stanley
Principal Amount:
$750,000,000.  The notes offered hereby constitute a further issuance of, and will be consolidated with, the $2,500,000,000 aggregate principal amount of 3.25% Notes Due 2011 Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program issued by us on December 2, 2008 (the “Original Notes”). The notes offered hereby will have the same CUSIP number as the Original Notes and will trade interchangeably with the Original Notes immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $3,250,000,000.

Maturity Date:	December 1, 2011
Trade Date:	February 12, 2009
Original Issue Date (Settlement):	February 18, 2009
Interest Accrual Date:	December 2, 2008
Issue Price (Price to Public):	103.44% plus accrued interest from December 2, 2008
Underwriting Discounts and Commissions:	0.275% of the principal amount
All-in Price:	103.165% plus accrued interest from December 2, 2008
Proceeds to Issuer:	$773,737,500 plus accrued interest from December 2, 2008
Interest Rate:	3.25% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 1 and December 1, commencing June 1, 2009
Day Count Convention:	30/360
Payment of Additional Amounts:	Yes
Tax Redemption:	Yes
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61757U AB6
ISIN:	US61757UAB61
Ratings of Notes:	On the basis of the FDIC Guarantee, the notes will be rated Aaa by Moody’s, AAA by Standard & Poor’s and AAA by Fitch
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A(high) (DBRS) (Negative/Negative/Stable/Downgrade Review/Negative)
Underwriters:	Morgan Stanley & Co. Incorporated and such other underwriters as shall be named in the final Prospectus Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg
FDIC Temporary Liquidity Guarantee Program:	The notes will have the benefit of the Federal Deposit Insurance Corporation’s guarantee under the FDIC’s Temporary Liquidity Guarantee Program.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008